January 26, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi and Maryse Mills-Apenteng, Division of Corporation Finance, Office of Real Estate & Construction

Re:	Cascadia Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed January 20, 2023

File No. 001-40762

Dear Ladies and Gentlemen:

On behalf of our client, Cascadia Acquisition Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 24, 2023 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Preliminary Proxy Statement filed January 20, 2023

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Company Response

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Sponsor is a Delaware limited liability company, which is not controlled by, and does not have any substantial ties to, any non-U.S. person. One non-controlling member of the Sponsor is a company formed in Ireland, which has aggregate ownership interest in the Sponsor of less than 1%. The Company has given appropriate consideration to relevant regulatory review and filing requirements and does not anticipate that its initial business combination opportunities will be subject to review by CFIUS. Accordingly, the Company has not revised the disclosure in the Proxy Statement in response to this comment.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Gina K. Eiben at +1.503.727.2059 or Allison Handy at +1.206.359.3295.

Very truly yours,

/s/ Gina K. Eiben

cc:	Jamie Boyd

Cascadia Acquisition Corp.